SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Auspex Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

05211J 102

(CUSIP Number)

Thomas, McNerney & Partners II, L.P.

60 South Sixth Street, Suite 3620

Minneapolis, MN 55402

(650) 234-1455

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 10, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05211J 102	13D	Page 2 of 19 Pages

1.	Name of Reporting Persons Thomas, McNerney & Partners II, L.P. (“TMP II”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,533,349(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,533,349(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,533,349(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 23.0%(3)
14.	Type of Reporting Person (see instructions) PN

(1)	This schedule is filed by Thomas, McNerney & Partners II, L.P. (“TMP II”), TMP Associates II, L.P. (“TMPA II”), TMP Nominee II, LLC (“TMPN II”), Thomas McNerney & Partners II, LLC (“TMP II LLC”), James Thomas (“Thomas”), Pete McNerney (“McNerney”), Alex Zisson (“Zisson”) and Eric Aguiar (“Aguiar”). TMP II LLC , the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. Thomas and McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. Thomas, Zisson and Aguiar are the managers of TMP II LLC. The persons and entities named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than those shares which such person owns of record.
(2)	Includes 438,898 shares that TMP II may acquire pursuant to warrants exercisable within 60 days of February 10, 2014.
(3)	The percentage is based on an aggregate of 23,576,538 shares of Common Stock outstanding as of February 10, 2014.

CUSIP No. 05211J 102	13D	Page 3 of 19 Pages

1.	Name of Reporting Persons TMP Associates II, L.P. (“TMPA II”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,760(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,760(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,760(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.1%(3)
14.	Type of Reporting Person (see instructions) PN

(1)	This schedule is filed by Thomas, McNerney & Partners II, L.P. (“TMP II”), TMP Associates II, L.P. (“TMPA II”), TMP Nominee II, LLC (“TMPN II”), Thomas McNerney & Partners II, LLC (“TMP II LLC”), James Thomas (“Thomas”), Pete McNerney (“McNerney”), Alex Zisson (“Zisson”) and Eric Aguiar (“Aguiar”). TMP II LLC , the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. Thomas and McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. Thomas, Zisson and Aguiar are the managers of TMP II LLC. The persons and entities named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than those shares which such person owns of record.
(2)	Includes 1,644 shares that TMPA II may acquire pursuant to warrants exercisable within 60 days of February 10, 2014.
(3)	The percentage is based on an aggregate of 23,576,538 shares of Common Stock outstanding as of February 10, 2014.

CUSIP No. 05211J 102	13D	Page 4 of 19 Pages

1.	Name of Reporting Persons TMP Nominee II, LLC (“TMPN II”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 57,801(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 57,801(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,801(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.2%(3)
14.	Type of Reporting Person (see instructions) OO

(1)	This schedule is filed by Thomas, McNerney & Partners II, L.P. (“TMP II”), TMP Associates II, L.P. (“TMPA II”), TMP Nominee II, LLC (“TMPN II”), Thomas McNerney & Partners II, LLC (“TMP II LLC”), James Thomas (“Thomas”), Pete McNerney (“McNerney”), Alex Zisson (“Zisson”) and Eric Aguiar (“Aguiar”). TMP II LLC , the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. Thomas and McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. Thomas, Zisson and Aguiar are the managers of TMP II LLC. The persons and entities named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than those shares which such person owns of record.
(2)	Includes 4,583 shares that TMPN II may acquire pursuant to warrants exercisable within 60 days of February 10, 2014.
(3)	The percentage is based on an aggregate of 23,576,538 shares of Common Stock outstanding as of February 10, 2014.

CUSIP No. 05211J 102	13D	Page 5 of 19 Pages

1.	Name of Reporting Persons Thomas, McNerney & Partners II, LLC (“TMP II LLC”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,554,109(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,554,109(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,554,109(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 23.1%(3)
14.	Type of Reporting Person (see instructions) OO

(1)	This schedule is filed by Thomas, McNerney & Partners II, L.P. (“TMP II”), TMP Associates II, L.P. (“TMPA II”), TMP Nominee II, LLC (“TMPN II”), Thomas McNerney & Partners II, LLC (“TMP II LLC”), James Thomas (“Thomas”), Pete McNerney (“McNerney”), Alex Zisson (“Zisson”) and Eric Aguiar (“Aguiar”). TMP II LLC , the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. Thomas and McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. Thomas, Zisson and Aguiar are the managers of TMP II LLC. The persons and entities named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than those shares which such person owns of record.
(2)	Includes 440,542 shares that the Reporting Persons may acquire pursuant to warrants exercisable within 60 days of February 10, 2014.
(3)	The percentage is based on an aggregate of 23,576,538 shares of Common Stock outstanding as of February 10, 2014.

CUSIP No. 05211J 102	13D	Page 6 of 19 Pages

1.	Name of Reporting Persons James Thomas (“Thomas”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,611,910(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,611,910(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,611,910(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 23.4%(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This schedule is filed by Thomas, McNerney & Partners II, L.P. (“TMP II”), TMP Associates II, L.P. (“TMPA II”), TMP Nominee II, LLC (“TMPN II”), Thomas McNerney & Partners II, LLC (“TMP II LLC”), James Thomas (“Thomas”), Pete McNerney (“McNerney”), Alex Zisson (“Zisson”) and Eric Aguiar (“Aguiar”). TMP II LLC , the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. Thomas and McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. Thomas, Zisson and Aguiar are the managers of TMP II LLC. The persons and entities named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than those shares which such person owns of record.
(2)	Includes 445,125 shares that the Reporting Persons may acquire pursuant to warrants exercisable within 60 days of February 10, 2014.
(3)	The percentage is based on an aggregate of 23,576,538 shares of Common Stock outstanding as of February 10, 2014.

CUSIP No. 05211J 102	13D	Page 7 of 19 Pages

1.	Name of Reporting Persons Peter McNerney (“McNerney”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 57,801(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 57,801(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,801(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.1%(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This schedule is filed by Thomas, McNerney & Partners II, L.P. (“TMP II”), TMP Associates II, L.P. (“TMPA II”), TMP Nominee II, LLC (“TMPN II”), Thomas McNerney & Partners II, LLC (“TMP II LLC”), James Thomas (“Thomas”), Pete McNerney (“McNerney”), Alex Zisson (“Zisson”) and Eric Aguiar (“Aguiar”). TMP II LLC , the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. Thomas and McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. Thomas, Zisson and Aguiar are the managers of TMP II LLC. The persons and entities named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than those shares which such person owns of record.
(2)	Includes 4,583 shares that TMPN II may acquire pursuant to warrants exercisable within 60 days of February 10, 2014.
(3)	The percentage is based on an aggregate of 23,576,538 shares of Common Stock outstanding as of February 10, 2014.

CUSIP No. 05211J 102	13D	Page 8 of 19 Pages

1.	Name of Reporting Persons Alex Zisson (“Zisson”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,554,109(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,554,109(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,554,109(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 23.1%(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This schedule is filed by Thomas, McNerney & Partners II, L.P. (“TMP II”), TMP Associates II, L.P. (“TMPA II”), TMP Nominee II, LLC (“TMPN II”), Thomas McNerney & Partners II, LLC (“TMP II LLC”), James Thomas (“Thomas”), Pete McNerney (“McNerney”), Alex Zisson (“Zisson”) and Eric Aguiar (“Aguiar”). TMP II LLC , the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. Thomas and McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. Thomas, Zisson and Aguiar are the managers of TMP II LLC. The persons and entities named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than those shares which such person owns of record.
(2)	Includes 440,542 shares that the Reporting Persons may acquire pursuant to warrants exercisable within 60 days of February 10, 2014.
(3)	The percentage is based on an aggregate of 23,576,538 shares of Common Stock outstanding as of February 10, 2014.

CUSIP No. 05211J 102	13D	Page 9 of 19 Pages

1.	Name of Reporting Persons Eric Aguiar (“Aguiar”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,554,109(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,554,109(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,554,109(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 23.1%(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This schedule is filed by Thomas, McNerney & Partners II, L.P. (“TMP II”), TMP Associates II, L.P. (“TMPA II”), TMP Nominee II, LLC (“TMPN II”), Thomas McNerney & Partners II, LLC (“TMP II LLC”), James Thomas (“Thomas”), Pete McNerney (“McNerney”), Alex Zisson (“Zisson”) and Eric Aguiar (“Aguiar”). TMP II LLC , the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. Thomas and McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. Thomas, Zisson and Aguiar are the managers of TMP II LLC. The persons and entities named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than those shares which such person owns of record.
(2)	Includes 440,542 shares that the Reporting Persons may acquire pursuant to warrants exercisable within 60 days of February 10, 2014.
(3)	The percentage is based on an aggregate of 23,576,538 shares of Common Stock outstanding as of February 10, 2014.

Item 1.	Security and Issuer

(a) This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Auspex Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

(b) The principal executive offices of the Issuer are located at 3366 N. Torrey Pines Court, Suite 225, San Diego, CA 92037.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a) This schedule is filed by Thomas, McNerney & Partners II, L.P. (“TMP II”), TMP Associates II, L.P. (“TMPA II”), TMP Nominee II, LLC (“TMPN II”), Thomas McNerney & Partners II, LLC (“TMP II LLC”), James Thomas (“Thomas”), Pete McNerney (“McNerney”), Alex Zisson (“Zisson”) and Eric Aguiar (“Aguiar”). TMP II LLC , the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II. Thomas and McNerney, are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power. Thomas, Zisson and Aguiar are the managers of TMP II LLC. Zisson is a director of the Issuer. The persons and entities named in this item are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than those shares which such person owns of record. TMP II, TMPA II and TMPN II are collectively referred to herein as the “TMP Entities.”

(b) The address of the principal place of business for the Reporting Persons is 60 South Sixth Street, Suite 3620, Minneapolis, MN 55402.

(c) The principal business of each of the Reporting Persons is the venture capital investment business.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Listed Persons is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 4, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-193013) in connection with its initial public offering of 8,050,000 shares of Common Stock was declared effective. The closing of the initial public offering took place on February 10, 2014, and at such closing the TMP Entities purchased an aggregate of 83,334 shares of Common Stock at the initial public offering price of $12.00 per share. The source of funds for such purchase was the working capital of the TMP Entities and capital contributions made to the TMP Entities by their partners and members.

Item 4.	Purpose of Transaction.

The TMP Entities purchased the shares of Common Stock of the Issuer in the initial public offering for investment purposes.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons has any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) (b)

Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
TMP II	5,533,349(2)	5,533,349(2)	0	5,533,349(2)	0	5,533,349(2)	23.0%
TMPA II	20,760(3)	20,760(3)	0	20,760(3)	0	20,760(3)	0.1%
TMPN II	57,801(4)	57,801(4)	0	57,801(4)	0	57,801(4)	0.2%
TMP II LLC (5)	0	0	5,554,109(2)(3)	0	5,554,109(2)(3)	5,554,109(2)(3)	23.1%
Thomas (6)(7)	0	0	5,611,910(2)(3)(4)	0	5,611,910(2)(3)(4)	5,611,910(2)(3)(4)	23.4%
McNerney(7)	0	0	57,801(4)	0	57,801(4)	57,801(4)	0.2%
Zisson (6)(8)	0	0	5,554,109(2)(3)	0	5,554,109(2)(3)	5,554,109(2)(3)	23.1%
Aguiar (6)	0	0	5,554,109(2)(3)	0	5,554,109(2)(3)	5,554,109(2)(3)	23.1%

(1)	The percentage is calculated based upon 23,576,538 shares of the Issuer’s Common Stock outstanding as of February 10, 2014.

(2)	Includes 438,898 shares that TMP II has the right to acquire pursuant to warrants exercisable within 60 days of February 10, 2014
(3)	Includes 1,644 shares that TMPA II has the right to acquire pursuant to warrants exercisable within 60 days of February 10, 2014
(4)	Includes 4,583 shares that TMPN II has the right to acquire pursuant to warrants exercisable within 60 days of February 10, 2014
(5)	TMP II LLC is the general partner of TMP II and TMPA II.
(6)	The Reporting Person is a managing director of TMP II LLC. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of his pecuniary interest therein.
(7)	The Reporting Person is a managing director of TMPN II. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of his pecuniary interest therein.
(8)	The Reporting Person is a director of the Issuer.

(c) The information provided in Item 3 is hereby incorporated by reference. In addition, on February 10, 2014, the TMP Entities acquired an aggregate of 5,083,451 shares of Common Stock of the Issuer upon the automatic conversion of preferred stock of the Issuer in connection with the closing of the Issuer’s initial public offering.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investors’ Rights Agreement

The TMP Entities and other stockholders of the Issuer have entered into an Amended and Restated Investors’ Rights Agreement dated December 20, 2013 (the “Investors’ Rights Agreement”) with the Issuer. Subject to the terms of the Investors’ Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand registration rights.

At any time beginning 180 days after the effective date of the Registration Statement, the holders of a majority of the Registrable Securities having registration rights have the right to demand that the Issuer file a registration statement under the Securities Act to register the Registrable Securities requested to be registered by the holders of Registrable Securities. These registration rights are subject to specified conditions and limitations, including a limitation on the number of such registration statements that can be demanded by the holders of Registrable Securities, restrictions on the exercise of such demand registration rights during periods of time that may be detrimental to the Company and its stockholders, and the right of the underwriters to limit the number of shares of Registrable Securities included in any such registration under certain circumstances.

Form S-3 registration rights.

If the Issuer is eligible to file a registration statement on Form S-3, each holder of shares of Registrable Securities having registration rights has the right to demand that the Issuer file no more than one registration statement for the holders on Form S-3 in any 12-month period so long as the aggregate offering price of securities to be sold under the registration statement on Form S-3 is at least $1,000,000, subject to specified exceptions, conditions and limitations.

“Piggyback” registration rights.

If the Issuer registers any securities for public sale, stockholders with registration rights will have the right to include their Registrable Securities in the registration statement, provided that the underwriters of any such underwritten offering will have the right to limit the number of Registrable Securities rights to be included in the registration statement.

Expenses of registration.

The Issuer will pay all expenses, including for the reasonable fees and costs of one counsel to the holders of Registrable Securities, relating to all demand registrations, Form S-3 registrations and piggyback registrations.

Expiration of registration rights.

The registration rights described above will terminate, as to a given holder of Registrable Securities, at any time following the Issuer’s initial public offering when such holder can sell all of such holder’s Registrable Securities pursuant to Rule 144 promulgated under the Securities Act during any three-month period.

Lock-up Agreement

The TMP Entities, along with the Issuer’s directors, executive officers and substantially all of the Issuer’s other stockholders, optionholders and warrantholders, have agreed with the underwriters that for a period of 180 days after February 4, 2014, except with the prior written consent of Stifel, Nicolaus & Company, Incorporated and BMO Capital Markets Corp. and subject to specified exceptions, that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock.

The foregoing descriptions of the terms of the Investors’ Rights Agreement and the Lock- up Agreement are intended as summaries only and are qualified in their entirety by reference to the Investors’ Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best knowledge of each of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

A.	Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the persons and entities listed on Exhibit A and Exhibit B thereto, dated as of December 20, 2013 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-193013), filed with the SEC on December 20, 2013).

B.	Form of Lock-up Agreement

C.	Agreement regarding joint filing of Schedule 13D.

D.	Power of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2014

THOMAS, MCNERNEY & PARTNERS II, L.P.		THOMAS, MCNERNEY & PARTNERS II, LLC

By:	Thomas, McNerney & Partners II, LLC,
	its General Partner	By:	/s/ Susan Haedt
James Thomas, Manager
By:	/s/ Susan Haedt		By Susan Haedt, Attorney-in-Fact
James Thomas, Manager By Susan Haedt, Attorney-in-Fact

TMP ASSOCIATES II, L.P.		TMP NOMINEE II, LLC

By:	Thomas, McNerney & Partners II, LLC,
	its General Partner	By:	/s/ Susan Haedt
James Thomas, Manager
By:	/s/ Susan Haedt		By Susan Haedt, Attorney-in-Fact
James Thomas, Manager By Susan Haedt, Attorney-in-Fact

/s/ Susan Haedt		/s/ Susan Haedt
JAMES THOMAS By Susan Haedt, Attorney-in-Fact		PETE MCNERNEY By Susan Haedt, Attorney-in-Fact

/s/ Susan Haedt		/s/ Susan Haedt
ALEX ZISSON By Susan Haedt, Attorney-in-Fact		ERIC AGUIAR By Susan Haedt, Attorney-in-Fact

EXHIBITS

A	Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the persons and entities listed on Exhibit A and Exhibit B thereto, dated as of December 20, 2013 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-193013), filed with the SEC on December 20, 2013).

B	Form of Lock-up Agreement

C	Agreement regarding joint filing of Schedule 13D.

D	Power of Attorney.